                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 1)
                                (Final Amendment)

                               MEDGRUP CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    584368104
                                 (CUSIP Number)

                               RICHARD K. KNEIPPER
                          CHIEF ADMINISTRATIVE OFFICER
                        PROVIDER HEALTHNET SERVICES INC.
                         15851 DALLAS PARKWAY, SUITE 925
                              ADDISON, TEXAS 75001
                                 (972) 701-8042
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 with a copy to:

                           Stephen L. Fluckiger, Esq.
                           Jones, Day, Reavis & Pogue
                               2727 North Harwood
                               Dallas, Texas 75201
                                 (214) 220-3939

                                  JUNE 20, 2002
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                         (continued on following pages)

CUSIP NO. 584368104                       13D                 PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
1       Name of Reporting Person

        Provider HealthNet Services Inc.
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds

        WC, OO, SC
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
          Number of            7      Sole Voting Power
           Shares                     1,000(1)
        Beneficially           -------------------------------------------------
          Owned by             8      Shared Voting Power
            Each                      0(1)
          Reporting            -------------------------------------------------
         Person With           9      Sole Dispositive Power
                                      1,000(1)
                               -------------------------------------------------
                               10     Shared Dispositive Power
                                      0(1)
-------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,000(1)
-------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                     [ ]

-------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        100.0%(1)
-------------------------------------------------------------------------------
14      Type of Reporting Person
        CO
-------------------------------------------------------------------------------



--------

(1) See Items 4 and 5 of this Amendment No. 1.

         Provider HealthNet Services Inc., a Delaware corporation ("PHNS"), hereby files this Amendment No. 1 (this "Amendment") to amend and supplement the
Schedule 13D originally filed on April 5, 2002 by PHNS (the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of MedGrup Corporation, a Colorado corporation ("MGC"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment, which constitutes the Final Amendment to the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

         The response to Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

         On June 20, 2002, pursuant to the Merger Agreement, Merger Sub merged with and into MGC, with MGC as the surviving corporation continuing as a wholly owned subsidiary of PHNS. At the effective time of the Merger (the "Effective Time"), (i) each share of Common Stock other than the shares owned by PHNS or its affiliates, was converted into the right to receive $2.2465 per share in cash, (ii) each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time was converted into shares of common stock, par value $0.01 per share, of the surviving corporation and (iii) each share of Common Stock owned by PHNS or its affiliates, including the shares purchased from the Majority Shareholders pursuant to the Option Agreement, was automatically cancelled.

         As a result of the Merger, the shares Common Stock became eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. On June 20, 2002, a Form 15 was filed with the Securities and Exchange Commission terminating the registration of the shares. In addition, by letter dated June 20, 2002, MGC requested Nasdaq Market Operations to remove the Common Stock from quotation in the OTC Bulletin Board.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         The responses to Items 5(a), 5(b), 5(c) and 5(d) of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

         (a) and (b) As a result of the transactions described above, PHNS owns all of the outstanding shares of Common Stock.

         (c) Except as set forth in this Amendment, no transactions in the Common Stock were effected by PHNS during the 60-day period preceding the date of this Amendment.

         (d) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following document as an exhibit to the Schedule 13D.

              Exhibit No.                       Description
              -----------                       -----------
                 99.1                Press Release, dated June 20, 2002

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Dated:  October 2, 2002                  PROVIDER HEALTHNET SERVICES INC.



                                         By:    /s/ Richard K. Kneipper
                                            -----------------------------------
                                            Richard K. Kneipper,
                                            Chief Administrative Officer

                                INDEX TO EXHIBITS


EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
99.1                            Press Release, dated June 20, 2002